FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2022

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Partial Amendment to the Articles of Incorporation
99.1	Articles of Incorporation

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 29, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Partial Amendment to the Articles of Incorporation

The amended provisions stipulated in the proviso to Article 1 of the Supplementary Provisions of the Act Partially Amending the Companies Act (Act No. 70 of 2019) will take effect on September 1, 2022. In line with this amendment, in order to accommodate a system for electronic distribution of materials for general meetings of shareholders, amendments to the Articles of Incorporation of the Company were approved in the 146th Ordinary General Meeting of Shareholders as follows:

(Amendments are underlined)

Before amendment	After amendment
Article 14. (Disclosure through Internet and Deemed Delivery of Reference Documents, Etc. for General Meeting of Shareholders)
In convening a general meeting of shareholders, the Company may be deemed to have provided the shareholders with necessary information that should be described or indicated in the reference documents for the general meeting of shareholders, business reports, unconsolidated financial statements and consolidated financial statements, on the condition that such information is disclosed through the Internet in accordance with Ordinances of the Ministry of Justice.
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Article 14. (Measures for Electronic Provision, Etc.)
The Company shall, when convening a general meeting of shareholders, take measures for electronic provision of information included in reference documents for general meetings of shareholders, etc.
(2) Among the matters for which measures for electronic provision are to be taken, the Company shall not be required to include all or part of the matters stipulated in the Ordinances of the Ministry of Justice in the hardcopies of documents to be sent to shareholders who have requested them by the record date for voting rights.

Before amendment	After amendment
Supplementary Provisions <New>
Supplementary Provisions
Article 3. (Transitional Measures concerning Measures for Electronic Provision, Etc.)
The deletion of Article 14 (Disclosure through Internet and Deemed Delivery of Reference Documents, Etc. for General Meeting of Shareholders) of the Articles of Incorporation before the amendment based on the resolution at the 146th ordinary general meeting of shareholders held in June 2022 (hereinafter referred to in this article as the “Pre-amendment AOI”) and the new establishment of Article 14 (Measures for Electronic Provision, Etc.) after the amendment based on the same resolution shall take effect on September 1, 2022 (hereinafter referred to in this article as the “Effective Date”).
(2) Notwithstanding the provisions of the preceding paragraph, Article 14 of the Pre-amendment AOI shall remain in force with respect to a general meeting of shareholders to be held on or before the last day of February 2023.
(3) Article 3 of the Supplementary Provisions hereof is to be deleted on the day on which six (6) months have elapsed from the Effective Date or the day on which three (3) months have elapsed from the day of the general meeting of shareholders set forth in the preceding paragraph, whichever is later.